ACT ICA
SECTION 17(a)
RULE 17d-1
PUBLIC AVAILABILITY Feb. 19, 2009

September 29, 2008
Our Ref. No. 20089261142
Highbridge Statistical Market Neutral Fund (a series of JPMorgan Trust I)
File No. 811-21295

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

By letter dated September 29, 2008, you request that the staff agree not to recommend enforcement action to the Commission against JPMorgan Chase & Co. and its affiliates ("JPM") under sections 17(a) and 17(d) of the Investment Company Act of 1940 (the "Act"), and rule 17d-1 thereunder, with respect to the short selling arrangements described in your letter. More specifically, you request that we not recommend enforcement action to the Commission if the Highbridge Statistical Market Neutral Fund (a series of JPMorgan Trust I) (the "Fund") moves its prime brokerage services from its current, unaffiliated prime broker back to Bear, Stearns Securities Corp. ("BSSC"), which you indicate may be deemed to be an affiliated person of the Fund under section 2(a)(3) of the Act.[1] You request this relief on a temporary basis only -- until February 1, 2009, or such earlier date as the Fund is able to find a suitable, unaffiliated prime broker.

PROCESSED
MAR 27 2009
THOMSON REUTERS

We grant the requested relief,[2] based on the facts and representations in your letter, including, but not limited to: (i) the extraordinary circumstances presented; (ii) the fact that BSSC used to be the Fund's prime broker and the Fund now intends to enter into a prime brokerage arrangement with BSSC on terms that will not disadvantage the Fund in any way, and on terms that will be (a) substantially similar to those that were established, through arms-length negotiation, when BSSC and the Fund were unaffiliated, and (b) similar to and no less favorable to the Fund than the terms on which BSSC provides prime brokerage services to similarly situated, unaffiliated customers now; (iii)the fact that the Board of Trustees, including a majority of the Trustees who are not interested persons, as defined in section 2(a)(19) of the Act, has approved the contemplated new prime brokerage arrangements with BSSC, notwithstanding the potential affiliation between BSSC and the Fund; (iv) your representation that the Board of Trustees, including a majority of the Trustees who are not interested persons, will determine, at each regular quarterly meeting while the Fund uses BSSC as its prime broker, that the transactions with BSSC pursuant to your letter, including the consideration paid to BSSC, are fair and reasonable under the circumstances; and (v) the temporary nature of the requested relief.

This letter expresses our position on enforcement action only, and does not express any legal conclusion on the issues presented. Because our position is based on

[1] BSSC became an affiliated person of the Fund as a result of the May 30, 2008 merger between JPM and The Bear Stearns Companies, Inc. ("BSC").

[2] This letter confirms oral no-action relief provided by Andrew J. Donohue, Director, Division of Investment Management, to Nina O. Shenker, Esq, Managing Director and General Counsel, JPMorgan Asset Management, on September 18, 2008.

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the facts and representations in your incoming letter, you should note that any different facts or representations may require a different conclusion. This relief is granted until February 1, 2009 only.

We have considered your request for confidential treatment of your letter and our response. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of (i) January 29, 2009, or (ii) the date on which the information in your letter has otherwise been made public.

Edward J. Rubenstein
Senior Special Counsel
Office of Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission

ROPES & GRAY LLP
ONE METRO CENTER
700 12TH STREET, NW, SUITE 900
WASHINGTON, DC 20005-3948
WWW.ROPESGRAY.COM

September 29, 2008

Rajib Chanda
202-508-4671
202-383-7793 fax
rajib.chanda@ropesgray.com

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 05-04
Washington, D.C. 20549

Dear Mr. Scheidt:

We hereby request on behalf of JPMorgan Chase & Co. and its affiliates ("JPM") that the staff agree not to recommend enforcement action to the Commission under sections 17(a), 17(d) of the Investment Company Act of 1940, as amended (the "ICA"), and rule 17d-1 under the ICA, with respect to the short selling arrangements described below in light of current extraordinary market conditions, for the temporary period discussed herein.

Background

On April 7, 2008, the staff of the Division of Investment Management issued a no-action letter (the "April 7th Letter")[1] to the attention of the Highbridge Statistical Market Neutral Fund (the "Fund") extending relief granted on March 16, 2008 in a no-action letter the staff of the Division of Investment Management issued to the attention of Stephen M. Cutler (the "March 16th Letter," and together with the April 7th Letter, the "Letters").[2] The Letters provided assurances that the staff would not recommend enforcement action to the Commission under sections 17(a) and 17(d) of the ICA and rule 17d-1 thereunder, among other provisions, with respect to the short selling transactions and arrangements described in the April 7th Letter involving the Fund, a series of JPMorgan Trust I and Bear, Stearns Securities Corp. ("BSSC"), following the change of control of The Bear Stearns Companies, Inc. ("BSC") and its affiliates. The staff's relief was based, in part, on the extraordinary circumstances presented.

On May 30, 2008, JPM and BSC consummated a merger transaction under which BSC became a wholly-owned subsidiary of JPMorgan Chase & Co. (the "Transaction"). BSSC is a wholly-owned subsidiary of BSC. Because JPM "controls" BSC under ICA section 2(a)(9), the

[1] See Highbridge Statistical Market Neutral Fund (a series of JPMorgan Trust I) (pub. avail. April 7, 2008).
[2] See JPMorgan Chase/Bear Stearns Asset Management II (pub. avail. March 16, 2008).

Fund, because it is advised by an entity that is controlled by JPM, may be deemed to be an affiliate of an affiliate of BSSC under ICA section 2(a)(3).

As described in the April 7th Letter, the Fund is an open-end investment company registered under the ICA that employs a statistical arbitrage, market neutral strategy. The Fund takes long and short positions selected from a universe of mid- to large-capitalization stocks and maintains approximately equal value exposure in its long and short positions. The Fund's investment strategy involves relatively high portfolio turnover. As described in the April 7th Letter, the Fund makes extensive use of prime brokerage services. Pursuant to the April 7th Letter, among other things, the Fund moved its prime brokerage services from BSSC to an unaffiliated prime broker (the "Current Prime Broker"). However, at the time of the requests made in the Letters, the Fund did not anticipate, and could not have anticipated, the recent events in the financial markets and the current overall market conditions.

Because of current extraordinary market conditions, the Fund intends to move its prime brokerage services from the Current Prime Broker back to BSSC.[3] As described in the April 7th Letter, when the Fund enters into a short sale, and as long as the short position is open, the Fund must maintain collateral (margin) with its prime broker. This is accomplished by the prime broker holding the short sale proceeds and the Fund posting with the prime broker additional margin in a special custody account ("SCA") with the Fund's custodian. If the Fund's prime broker suffers financial troubles, enters bankruptcy or becomes insolvent, the Fund may be unable to access the short sale proceeds, which are held directly by the prime broker. Furthermore, the Fund may experience difficulty in accessing collateral held in the SCA, since the custodian may be unwilling or unable to release the collateral without instructions from the prime broker or its receiver/trustee in bankruptcy. In addition, the Fund may experience delays in closing out its open short positions or selling long positions due to the prime broker's inability to accept or act upon trading instructions. Therefore, the Fund would be unable to pursue its investment strategy and its operations would be substantially disrupted. This would be contrary to the best interests and investment goals of shareholders who chose to invest in the Fund.

The Fund believes it is in the best interests of its shareholders to move the prime brokerage services back to BSSC. BSSC is now an indirect, wholly-owned subsidiary of JPM, and thus appears to be in better financial condition than the Current Prime Broker and able to provide ongoing prime brokerage services to the Fund with a higher likelihood that the operations of the Fund will not be adversely impacted by current market conditions. The transfer of prime brokerage services from the Current Prime Broker to BSSC can also be accomplished without cost to shareholders and in a short period of time. Although the arrangements are complex, as further set out in the April 7th Letter, due to the prior relationship of the Fund and BSSC, the systems and processes necessary to accomplish short sales for the Fund already exist and can be readily accessed. If the Fund were forced to move its operations to a prime broker with which it did not

[3] The Fund is not proposing any changes to the related custodial services.

END